Exhibit 21.1

Subsidiaries of the Registrant and Wholly Owned Subsidiaries of the Registrant's Subsidiaries

The following is a list of our subsidiaries as of December 31, 2021. Certain subsidiaries are not named because they were not significant in the aggregate.

Name	Parent Company	Jurisdiction of Incorporation
Alphatec Spine, Inc.	Alphatec Holdings, Inc.	California
EOS imaging S.A.	Alphatec Holdings, Inc.	France